Ecopetrol’s Position on DIAN Concept

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that Ecopetrol informs that the National Tax and Customs Directorate (“DIAN”) issued Concept No. 100202208-2305 on December 19, 2024, stating that, according to its interpretation, the importation and nationalization of gasoline and diesel fuel (ACPM) are subject to the Value Added Tax (VAT) at the general rate of 19%. According to DIAN's interpretation, the basis for calculating the tax is the value of the products at customs.

Ecopetrol S.A. and Refinería de Cartagena S.A.S (“the Refinery”) disagree with DIAN's interpretation for the reasons they have previously presented to the tax authority. However, in line with its interpretation and the application thereof, the tax authority notified the Refinery and Ecopetrol of three special customs requirements amounting to 6.3 trillion pesos for Ecopetrol and 1 trillion pesos for the Refinery, plus estimated interest to date of 2.1 trillion pesos, for the periods between 2022 and 2024. The requirements were received on February 24 and March 6, 2025, for the Refinery, and on April 11, 2025, for Ecopetrol.

The requirements issued by DIAN reveal a difference in regulatory interpretation between the entity and the Ecopetrol Group companies involved. Therefore, within the framework of due diligence and protection of their legitimate interests, the Refinery recently responded to its requirements, and Ecopetrol will respond in the coming days, opposing DIAN's actions through the legal resources and actions provided by law.

Considering that DIAN has decided to apply its regulatory interpretation, starting in January 2025, Ecopetrol and Reficar have begun making VAT payments for the importation of gasoline and diesel fuel (ACPM), in compliance with DIAN’s interpretation at the rate of 19%. The VAT payment does not affect the rights that Ecopetrol and Reficar reserve to legally challenge at the appropriate time before the corresponding instances, as mentioned above.

The projected value of VAT payments related to the importation of gasoline and ACPM for 2025 is estimated at $3.6 billion for the Business Group, of which approximately $3.3 billion will be recovered through the procedure of discount and refund of balances in favor of sales tax (VAT).

Ecopetrol and the Refinery reiterate their commitment to fully comply with their customs and tax obligations and will respect the decisions that resolve this controversy before the corresponding instances

Bogota D.C., May 6, 2025

-------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co